FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.h[redacted]

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted]• Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

09045159

Your Ref:

Our Ref: S/5411/89 LTO/sl

5th January, 2009

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

2009 JAN 21 A 8:21

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
JAN 26 2009
THOMSON REUTERS

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 5th January, 2009 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2008/2009

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2008

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

RECEIVED

2009 JAN 21 A 6:27

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 485)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

INTERIM RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") announces the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the the six months ended 30 September 2008 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

		Six months ended 30 September	
		2008	2007
	Notes	***HK$'000***	*HK$'000*
		(Unaudited)	(Unaudited)
Turnover	3	**767,424**	1,197,351
Cost of sales		**(595,380)**	(865,385)
Gross profit		**172,044**	331,966
Other income	4	**8,113**	11,760
Distribution costs		**(97,116)**	(167,316)
Administrative expenses		**(59,979)**	(61,187)
Net (decrease) increase in fair value of financial instruments	5	**(5,655)**	1,395
Share of profits of associates		**1,175**	1,253
Finance costs		**(10,988)**	(10,368)
Profit before taxation		**7,594**	107,503
Taxation	7	**(724)**	(15,262)
Net profit for the period		**6,870**	92,241
Attributable to:			
Shareholders of the Company		**10,359**	91,341
Minority interests		**(3,489)**	900
		6,870	92,241
Earnings per share			
– Basic	8	**1.31 cents**	11.6 cents
– Diluted	8	**1.25 cents**	11.4 cents
Interim Dividend per share	9	**Nil cents**	4.8 cents

* *For identification purposes only*

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 SEPTEMBER 2008

	Notes	At 30.9.2008 HK$'000 (Unaudited)	At 31.3.2008 HK$'000 (Audited)
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**108,652**	108,652
Property, plant and equipment	10	**294,757**	298,575
Prepaid lease payments		**64,369**	65,062
Product development costs		**433**	607
Goodwill		**26,301**	27,671
Interest in associates		**9,747**	8,573
Available-for-sale investments		**24,045**	24,052
Deferred tax assets		**7,542**	7,542
		535,846	540,734
Current assets			
Inventories		**600,185**	543,606
Debtors, deposits and prepayments	11	**527,754**	269,025
Prepaid lease payments		**1,386**	1,386
Amounts due from associates		**2,941**	3,989
Taxation recoverable		**5,262**	9,852
Investments held for trading		**10,634**	20,381
Derivative financial instruments		**–**	120
Financial assets designated at fair value through profit or loss		**2,554**	8,149
Bank balances and cash		**72,999**	77,068
		1,223,715	933,576
Current liabilities			
Creditors and accrued charges	12	**373,456**	176,212
Amount due to an associate		**2,809**	2,809
Derivative financial instruments		**941**	518
Taxation payable		**17,327**	16,603
Borrowings – amount due within one year		**522,726**	430,160
Bank overdrafts		**114**	8,171
		917,373	634,473

	Notes	At 30.9.2008 *HK$'000* (Unaudited)	At 31.3.2008 *HK$'000* (Audited)
Net current assets		**306,342**	299,103
Total assets less current liabilities		**842,188**	839,837
Non-current liabilities			
Borrowings – amount due over one year		**34,890**	34,890
Deferred tax liabilities		**5,171**	5,171
		40,061	40,061
Net assets		**802,127**	799,776
CAPITAL AND RESERVES			
Share capital	13	**315,253**	316,151
Share premium and reserves		**472,443**	465,588
Equity attributable to shareholders		**787,696**	781,739
Share option reserve of a listed subsidiary		**253**	253
Minority interests		**14,178**	17,784
Total equity		**802,127**	799,776

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

	Six months ended	
	30.9.2008	30.9.2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net Cash used in Operating Activities	**(56,500)**	(352,585)
Net Cash used in Investing Activities	**(23,309)**	(62,115)
Net Cash inflow from Financing Activities	**83,797**	430,605
Net Increase in Cash and Cash Equivalents	**3,988**	15,905
Cash and Cash Equivalents at beginning of period	**68,897**	90,679
Cash and Cash Equivalents at end of period	**72,885**	106,584
Analysis of balances of Cash and Cash equivalents		
Bank balances and cash	**72,999**	106,584
Bank overdrafts	**(114)**	–
	72,885	106,584

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

1. BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended 30 September 2008 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

2. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of and as described in the annual financial statements for the year ended 31 March 2008.

The following interpretations are mandatory for the financial year beginning 1 April 2008 but are not currently relevant for the Group:

HK(IFRIC) – Int 12	'Service Concession Arrangements'
HK(IFRIC) – Int 14	'HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction'

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 April 2008 and have not been adopted by the Group:

HK(IFRIC) – Int 13	'Customer Loyalty Programmes'
HK(IFRIC) – Int 15	'Agreements for the Construction of Real Estate'
HK(IFRIC) – Int 16	'Hedges of a Net Investment in a Foreign Operation'
HKAS 1 (Revised)	'Presentation of Financial Statements'
HKAS 23 (Revised)	'Borrowing Cost'
HKAS 27 (Revised)	'Consolidated and Separate Financial Statements'
HKAS 32 and HKAS 1 (Amendment)	'Puttable Financial Instruments and Obligations Arising on Liquidation'
HKAS 39 and HKFRS 7 (Amendment)	'Reclassification of Financial Assets'
HKFRS 2 (Amendment)	'Share-based Payment Vesting Conditions and Cancellations'
HKFRS 1 and HKAS 27 (Revised)	'Cost of an Investment in a Subsidiary, Joint Controlled Entity or Associate'
HKFRS 3 (Revised)	'Business Combinations'
HKFRS 8	'Operating Segments'

3. **SEGMENT INFORMATION**

Business segments

The Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

SIX MONTHS ENDED 30 SEPTEMBER 2008

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	767,424	–	767,424
SEGMENT RESULT	22,428	(5,386)	17,042
Interest income			365
Share of profits of associates			1,175
Finance costs			(10,988)
Profit before tax			7,594
Taxation			(724)
Profit for the period			6,870

SIX MONTHS ENDED 30 SEPTEMBER 2007

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	1,197,351	–	1,197,351
SEGMENT RESULT	115,556	785	116,341
Interest income			277
Share of profits of associates			1,253
Finance costs			(10,368)
Profit before tax			107,503
Taxation			(15,262)
Profit for the period			92,241

4. OTHER INCOME

	Six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Other income includes the following:		
Commission	**1,191**	3,126
Exchange gain, net	**596**	2,649
Income from investments	**1,173**	1,407
Rental income	**2,334**	1,717
Miscellaneous income	**2,819**	2,861
	8,113	11,760

5. NET (DECREASE) INCREASE IN FAIR VALUE OF FINANCIAL INSTRUMENTS

	Six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
Increase in fair value of derivative financial instruments	**417**	–
(Decrease) increase in fair value of financial assets designated at fair value through profit or loss	**(669)**	1,478
Decrease in fair value of investments held for trading	**(5,403)**	(83)
	(5,655)	1,395

6. DEPRECIATION AND AMORTISATION

During the period, depreciation and amortization of approximately HK$27,267,000 (HK$28,199,000 for the six months ended 30 September 2007) was charged to the consolidated income statement in respect of the Group's property, plant and equipment, prepaid lease payments and product development costs.

7. TAXATION

	Six months ended 30 September	
	2008	2007
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax		
Current	**1,081**	7,565
Taxation (recovery) in other jurisdictions	**(357)**	7,697
Taxation attributable to the Company and its subsidiaries	**724**	15,262

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is computed based on the following data:

	Six months ended 30 September	
	2008	2007
Net profit for the period and profit for the purpose of basic and diluted earnings per share	**HK$10,359,000**	HK$91,341,000
Weighted average number of shares for the purpose of basic earnings per share	**789,241,999**	790,432,436
Effect of dilutive potential ordinary shares for the purpose of dilutive earnings per share – Share option	**42,410,925**	10,126,751
Weighted average number of ordinary shares for the purpose of dilutive earnings per share	**831,652,924**	800,559,187

9. INTERIM DIVIDEND

The directors have resolved not to pay an interim dividend for the year ending 31 March 2009 (Year ended 31 March 2008: HK4.80 cents per share).

10. PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 September 2008 HK$'000	2007 HK$'000
Net book value at beginning of year	**298,575**	305,842
Currency realignment	**(64)**	–
Additions	**22,647**	32,959
Depreciation	**(26,401)**	(28,199)
	294,757	310,602

11. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2008, debtors, deposits and prepayments includes trade debtors of HK$448,539,000 (31 March 2008: HK$192,803,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

	30/9/2008 (Unaudited) HK$'000	31/3/2008 (Audited) HK$'000
0 – 30 days	**381,776**	103,982
31 – 60 days	**24,022**	38,261
61 – 90 days	**3,014**	17,269
Over 90 days	**39,727**	33,291
	448,539	192,803

12. CREDITORS AND ACCRUED CHARGES

At 30 September 2008, creditors and accrued charges includes trade creditors of HK$265,696,000 (31 March 2008: HK$101,584,000). The aged analysis of trade creditors at the balance sheet date is as follows:

	30/9/2008 (Unaudited) HK$'000	31/3/2008 (Audited) HK$'000
0 – 30 days	**210,982**	70,671
31 – 60 days	**21,713**	17,887
61 – 90 days	**13,452**	5,500
Over 90 days	**19,549**	7,526
	265,696	101,584

13. SHARE CAPITAL

	Number of shares	Issued and Fully paid Share capital *HK$'000*
Balance at 1 April 2008	790,378,828	316,151
Repurchase of shares	(2,245,000)	(898)
Balance at 30 September 2008	788,133,828	315,253

14. CAPITAL COMMITMENTS

	30/9/2008 *HK$'000*	31/3/2008 *HK$'000*
Contracted for but not provided in the consolidated financial statements in respect of:		
– capital expenditure for acquisition of property, plant and equipment	**3,728**	4,067

15. CONTINGENT LIABILITIES

There are no contingent liabilities on both dates 30 September 2008 and 31 March 2008.

16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.

17. COMPARATIVE FIGURES

Certain figures in the 2007/2008 interim financial statements have been reclassified to conform with the basis of presentation used in the current period.

BUSINESS REVIEW AND GROUP RESULTS

Electronic division

The first six months of the current fiscal year has proven to be a historically challenging time throughout the world. As a major manufacturer, we unfortunately have not been able to avoid the effects of the current economic turmoil. Our turnover decreased by 36% or $430M in the first six months of the current fiscal year compared with the last fiscal year. The primary cause of this decrease was a result of the financial instability which was triggered by the subprime mortgage in the United States in February 2008. Consequently, the credit market became tight and retailers took a conservative approach to purchasing goods from factories in the PRC. Most of our major customers in US and in Europe have curtailed their purchase programs or delayed shipments. Our decrease in turnover can also be attributed to the Group taking more cautionary measures to reduce selling to customers that did not have a strong credit rating to avoid potential bad debt losses. Although the reduction occurred across our major product categories, video products suffered the highest losses. Since the last fiscal year, we have begun phasing out opening price point (OPP) DVD products and we intend to replace them with higher-end products such as digital photo frames, iPod related products and portable DVD players. Due to declining consumer demands and other factors, we have only been able to replace some of the losses.

At the beginning of the fiscal year, small TFT screen panels and LCD panels' prices began to fall. We were hopeful that we could increase our sales in this category. However, the decline in panel prices did not provide any benefit to us, but rather contributed to a reduction in our gross profit margin. The primary reason for this is that panel prices were dropping faster than the lead time to deliver. By the time we received delivery, prices had fallen again and we were legally obligated to pay the higher cost at the original purchase order date. In order to retain our customers, we were forced to absorb the differences. From August onwards panel prices fell rapidly. Some of our major customers were demanding rebates immediately to reduce their inventory costs and the goods on order.

Our gross profit margin dropped by an average of 5%. Despite the unusual drop in small TFT screen prices, higher oil prices resulted in increased raw material costs in plastic resins. In addition, the costs of operating in PRC have increased as the new labor law in China has generally raised the average wage we paid to our workers and the Chinese RMB appreciated steadily. In a climate of declining consumer demands, we were unable to pass on the higher costs to our customers.

In spite of the above, we are pleased to report that our selling and distribution costs were reduced by 42% for the first six months of the current fiscal year as compared to the same period last year. Our administrative costs, which consist of mostly fixed overhead costs, had a moderate decrease of 1% in this fiscal period. Our finance costs incurred a 6% increase primarily due to a higher portion of our sales coming from domestic sales out of warehouses in both the US and Canada. In domestic sales, we finance inventory and accounts receivable, resulting in a longer sale cycle. As the economy worsens in the US, we see this trend as continuing as retailers are reluctant to purchase by container loads out of our factory.

Net profit attributable to shareholders reduced by 89% to $10M. While we are disappointed by the result, we must review this performance in the light of recent turmoil. Within our control, we have reduced selling, distribution and administrative expenses. We have taken steps to reduce our carrying of inventory compared with the same period last year and we have reduced our bank borrowing significantly since the last fiscal year.

Securities trading

The Group recorded a segment result of a loss of HK$5.4 million for the period.

PROSPECTS

All current economic forecasts point to a recession in the US and potentially around the globe. We are cautious about our prospect for the next 12 months and we have planned accordingly. With the current condition of falling component prices and lower operating costs in the PRC, we see opportunity to target some of our products and market them aggressively. We expect that growth in karaoke and musical instruments will continue in this fiscal year. Through our subsidiary, The Singing Machine Company, Inc., we plan to launch a new on-line store to sell karaoke machines, musical instruments, accessories, and downloadable music during the next half of the fiscal year. We anticipate this distribution method will have much higher gross margin.

We are working with Disney to create a new product lineup for spring 2009. We are enthusiastic that this will lift our sales. We have experienced some success in creating a new line of youth electronics with a major discount retailer in the US. We are planning an extension on this line to include the pre-school age group karaoke and musical instruments and these we expect to be available in the fall of 2009.

We have taken steps to cut our work force in the PRC and we plan to operate with a leaner overhead during these worsened economic conditions. Management is confident we have a viable strategy in place to combat the current adverse economic environment.

FINANCIAL POSITION

Liquidity and financial resources

On 30 September 2008 the Group had cash, deposits and marketable securities of $86 million (31 March 2008: $106 million). Net bank borrowings was 70% of shareholders' equity (31 March 2008: 45%). Cash was used to primarily finance the increase in inventory and account receivable leading up to the holiday selling season. The Group's net bank borrowings were substantially reduced as of November 2008 when cash was collected from the account receivable. As management is cautious about the current economic condition, inventory at 30 September 2008 was $103 million less than the same period in 2007. We will monitor our inventory closely in the next half of the fiscal year.

Trade receivable was $448 million at 30 September 2008 (31 March 2008: $193 million). The increase reflects the seasonality of the Group's trade pattern and we expect receivable will be reduced to the March 2008 level at the end of the current fiscal year.

Financing and capital structure

The Group finances its operations from retained earnings and short term bank borrowings. As at 30 September 2008 our banking facilities amounted to HK$1,478 million of which $620 million was utilized (31 March 2008: HK$475 million). All bank borrowings were denominated in Hong Kong dollars or US dollars at prevailing market rate. We plan that our bank borrowings will be further reduced in the next six months as we collect from receivable and sell our inventory.

The Group's transactions were mostly denominated in US dollars and HK dollars. Apart from the exposure to the Chinese RMB, we consider our exposure to exchange risk as minimal.

During a period of economic down turn, management will focus on reducing our borrowings and maintain cash reserve to fund our operation in the next half of this fiscal year.

STAFF

As at 30 September 2008, the Group had a total staff of 4,555 of which 4,446 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

CORPORATE GOVERNANCE

The Company has met the code provisions of the Code on Corporate Governance Practices ("the Code") as set out in the Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the six months ended 30 September 2008 except as below:

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Philip Lau Sak Hong is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the board of directors of the Company is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.

2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

   To enhance good corporate governance practices, Mr. Philip Lau Sak Hong, the chairman and managing director of the Company has voluntarily retired from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, as the code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they all confirmed that they have complied with the Model Code throughout the six months period ended 30 September 2008.

AUDIT COMMITTEE

The Company has established an audit committee comprising Messrs. Peter Hon Sheung Tin, Norman Ho Hau Chong and Chan Chak Chung. Terms of reference of the audit committee have been updated in compliance with the Code. The audit committee together with the management of the Company has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including review of the interim report for the six months ended 30 September 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2008, the Company repurchased its shares on the Stock Exchange as follows:

Month	Number of Shares	Price per share Lowest	Price per share Highest	Aggregate Consideration
		HK$	*HK$*	*HK$*
September 2008	2,245,000	0.31	0.33	708,962.50

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors comprises three executive directors, namely Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and a non-executive director namely Mr. Hon Sheung Tin, Peter and three independent non-executive directors namely, Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 19 December 2008

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st December, 2008

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter Lee Yip Wah Tel No.: 28271778
(Name of Responsible Official)

Date: 2nd January, 2009

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ____________
4.	Warrants	:			please specify: ____________

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	785,088,828	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	785,088,828	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$0.89	12,000,000	Nil	Nil	Nil	12,000,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	220,000	Nil	Nil	Nil	220,000	
Exercise price: HK$1.72	40,000	Nil	Nil	Nil	40,000	
Exercise price: HK$1.93	3,000,000	Nil	Nil	Nil	3,000,000	
2. Employee share option scheme adopted on 15th January, 2008						
Exercise price: HK$1.042	150,000	Nil	Nil	Nil	150,000	
Exercise price: HK$0.96	346,000	Nil	Nil	Nil	346,000	
Exercise price: HK$0.40	500,000	Nil	Nil	Nil	500,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ Subscription price HK$ ____ 2. ____ Subscription price HK$ ____						

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date:		
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		0 ===========

Remarks:

Authorised Signatory:

Name: Peter Lee Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

Interim Report

2008/09



STARLITE

STARLITE 升岡國際有限公司

Starlight International Holdings Ltd

(Incorporated in Bermuda with Limited Liability)

Stock code : 485



STARLITE

OUR MISSION

In striving to become a world leader in the consumer electronics arena, we pledge to serve customers with innovation and quality services, operate an efficient organization to create value for all stakeholders and honour our responaibilities as a good global corporate citizen.

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors:

Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Non-executive Director:

Hon Sheung Tin, Peter

Independent Non-executive Directors:

Ho Hau Chong, Norman
Chan Chak Chung
Chuck Winston Calptor

SECRETARY

Peter Lee Yip Wah

AUDITOR

Deloitte Touche Tohmatsu

AUDIT COMMITTEE

Hon Sheung Tin, Peter
Ho Hau Chong, Norman
Chan Chak Chung

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

SOLICITOR

Hon & Company

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Tricor Secretaries Limited

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PRINCIPAL OFFICE

5th Floor
Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

INTERIM RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") announces the unaudited condensed consolidated financial statements of the Company and its subsidiaries (the "Group") for the the six months ended 30 September 2008 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

	Notes	Six months ended 30 September 2008 HK$'000 (Unaudited)	2007 HK$'000 (Unaudited)
Turnover	3	**767,424**	1,197,351
Cost of sales		**(595,380)**	(865,385)
Gross profit		**172,044**	331,966
Other income	4	**8,113**	11,760
Distribution costs		**(97,116)**	(167,316)
Administrative expenses		**(59,979)**	(61,187)
Net (decrease) increase in fair value of financial instruments	5	**(5,655)**	1,395
Share of profits of associates		**1,175**	1,253
Finance costs		**(10,988)**	(10,368)
Profit before taxation		**7,594**	107,503
Taxation	7	**(724)**	(15,262)
Net profit for the period		**6,870**	92,241
Attributable to:			
Shareholders of the Company		**10,359**	91,341
Minority interests		**(3,489)**	900
		6,870	92,241
Earnings per share			
– Basic	8	**1.31 cents**	11.6 cents
– Diluted	8	**1.25 cents**	11.4 cents
Interim Dividend per share	9	**Nil cents**	4.8 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 SEPTEMBER 2008

	Notes	At 30.9.2008 HK$'000 (Unaudited)	At 31.3.2008 HK$'000 (Audited)
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		108,652	108,652
Property, plant and equipment	10	294,757	298,575
Prepaid lease payments		64,369	65,062
Product development costs		433	607
Goodwill		26,301	27,671
Interest in associates		9,747	8,573
Available-for-sale investments		24,045	24,052
Deferred tax assets		7,542	7,542
		535,846	540,734
Current assets			
Inventories		600,185	543,606
Debtors, deposits and prepayments	11	527,754	269,025
Prepaid lease payments		1,386	1,386
Amounts due from associates		2,941	3,989
Taxation recoverable		5,262	9,852
Investments held for trading		10,634	20,381
Derivative financial instruments		-	120
Financial assets designated at fair value through profit or loss		2,554	8,149
Bank balances and cash		72,999	77,068
		1,223,715	933,576
Current liabilities			
Creditors and accrued charges	12	373,456	176,212
Amount due to an associate		2,809	2,809
Derivative financial instruments		941	518
Taxation payable		17,327	16,603
Borrowings – amount due within one year		522,726	430,160
Bank overdrafts		114	8,171
		917,373	634,473

	Notes	At 30.9.2008 *HK$'000* (Unaudited)	At 31.3.2008 *HK$'000* (Audited)
Net current assets		**306,342**	299,103
Total assets less current liabilities		**842,188**	839,837
Non-current liabilities			
Borrowings – amount due over one year		**34,890**	34,890
Deferred tax liabilities		**5,171**	5,171
		40,061	40,061
Net assets		**802,127**	799,776
CAPITAL AND RESERVES			
Share capital	*13*	**315,253**	316,151
Share premium and reserves		**472,443**	465,588
Equity attributable to shareholders		**787,696**	781,739
Share option reserve of a listed subsidiary		**253**	253
Minority interests		**14,178**	17,784
Total equity		**802,127**	799,776

CONDENSED STATEMENT OF CHANGES IN EQUITY

	Share capital HK$'000	Share premium HK$'000	Merger reserve HK$'000	Goodwill reserve HK$'000	Investment revaluation reserve HK$'000	Other property revaluation reserve HK$'000	Translation reserve HK$'000	Share option reserve HK$'000	Capital redemption reserve HK$'000	Accumulated profits HK$'000	Equity attributable to shareholders of the Company HK$'000	Share option reserve of a listed subsidiary HK$'000	Minority interests HK$'000	Total HK$'000
The Group														
At 31 March 2007	315,043	100,393	37,138	(3,688)	(59)	2,007	9,726	3,765	51,786	281,006	797,117	66	15,167	812,350
Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,326)	(2,326)
Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	(1,030)	-	-	-	(1,030)	-	1,579	549
Issue of shares upon exercise of share options	1,264	2,038	-	-	-	-	-	-	-	-	3,302	-	-	3,302
Profit for the period	-	-	-	-	-	-	-	-	-	91,341	91,341	-	900	92,241
At 30 September 2007	316,307	102,431	37,138	(3,688)	(59)	2,007	8,696	3,765	51,786	372,347	890,730	66	15,320	906,116
Acquisition of additional interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	2,183	2,183
Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	626	626
Deemed partial disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(285)	(285)
Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	883	-	-	-	883	-	-	883
Decrease in fair value of available-for-sale investments	-	-	-	-	(23)	-	-	-	-	-	(23)	-	-	(23)
Recognition of equity-settled share-based payments	-	-	-	-	-	-	-	125	-	-	125	187	-	312
Issue of shares upon exercise of share options	-	337	-	-	-	-	-	(337)	-	-	-	-	-	-
Issue of shares as scrip dividend	1,910	6,860	-	-	-	-	-	-	-	(8,770)	-	-	-	-
Repurchase of shares	(2,066)	-	-	-	-	-	-	-	2,066	(7,704)	(7,704)	-	-	(7,704)
Dividends paid	-	-	-	-	-	-	-	-	-	(56,846)	(56,846)	-	-	(56,846)
Profit for the period	-	-	-	-	-	-	-	-	-	(45,426)	(45,426)	-	(60)	(45,486)
At 31 March 2008	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776
Acquisition of addition interest in a subsidiary					-	-	-	-	-	-	-	-	282	282
Capital contribution from minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	88	88
Exchange difference arising on translation of foreign operations	-	-	-	-	-	-	(3,693)	-	-	-	(3,693)	-	(487)	(4,180)
Repurchase of shares	(898)	-	-	-	-	-	-	-	898	(709)	(709)	-	-	(709)
Profit for the period	-	-	-	-	-	-	-	-	-	10,359	10,359	-	(3,489)	6,870
At 30 September 2008	315,253	109,628	37,138	(3,688)	(82)	2,007	5,886	3,553	54,750	263,251	787,696	253	14,178	802,127

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

	Six months ended	
	30.9.2008	30.9.2007
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net Cash used in Operating Activities	**(56,500)**	(352,585)
Net Cash used in Investing Activities	**(23,309)**	(62,115)
Net Cash inflow from Financing Activities	**83,797**	430,605
Net Increase in Cash and Cash Equivalents	**3,988**	15,905
Cash and Cash Equivalents at beginning of period	**68,897**	90,679
Cash and Cash Equivalents at end of period	**72,885**	106,584
Analysis of balances of Cash and Cash equivalents		
Bank balances and cash	**72,999**	106,584
Bank overdrafts	**(114)**	-
	72,885	106,584

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2008

1. BASIS OF PREPARATION

This condensed consolidated interim financial information for the six months ended 30 September 2008 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting".

2. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of and as described in the annual financial statements for the year ended 31 March 2008.

The following interpretations are mandatory for the financial year beginning 1 April 2008 but are not currently relevant for the Group:

HK(IFRIC) – Int 12	'Service Concession Arrangements'
HK(IFRIC) – Int 14	'HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction'

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 April 2008 and have not been adopted by the Group:

HK(IFRIC) – Int 13	'Customer Loyalty Programmes'
HK(IFRIC) – Int 15	'Agreements for the Construction of Real Estate'
HK(IFRIC) – Int 16	'Hedges of a Net Investment in a Foreign Operation'
HKAS 1 (Revised)	'Presentation of Financial Statements'
HKAS 23 (Revised)	'Borrowing Cost'
HKAS 27 (Revised)	'Consolidated and Separate Financial Statements'
HKAS 32 and HKAS 1 (Amendment)	'Puttable Financial Instruments and Obligations Arising on Liquidation'
HKAS 39 and HKFRS 7 (Amendment)	'Reclassification of Financial Assets'
HKFRS 2 (Amendment)	'Share-based Payment Vesting Conditions and Cancellations'
HKFRS 1 and HKAS 27 (Revised)	'Cost of an Investment in a Subsidiary, Joint Controlled Entity or Associate'
HKFRS 3 (Revised)	'Business Combinations'
HKFRS 8	'Operating Segments'

3. SEGMENT INFORMATION

Business segments

The Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

SIX MONTHS ENDED 30 SEPTEMBER 2008

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	767,424	–	767,424
SEGMENT RESULT	22,428	(5,386)	17,042
Interest income			365
Share of profits of associates			1,175
Finance costs			(10,988)
Profit before tax			7,594
Taxation			(724)
Profit for the period			6,870

SIX MONTHS ENDED 30 SEPTEMBER 2007

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
TURNOVER	1,197,351	–	1,197,351
SEGMENT RESULT	115,556	785	116,341
Interest income			277
Share of profits of associates			1,253
Finance costs			(10,368)
Profit before tax			107,503
Taxation			(15,262)
Profit for the period			92,241

4. **OTHER INCOME**

	Six months ended 30 September 2008 HK$'000	2007 HK$'000
Other income includes the following:		
Commission	1,191	3,126
Exchange gain, net	596	2,649
Income from investments	1,173	1,407
Rental income	2,334	1,717
Miscellaneous income	2,819	2,861
	8,113	11,760

5. **NET (DECREASE) INCREASE IN FAIR VALUE OF FINANCIAL INSTRUMENTS**

	Six months ended 30 September 2008 HK$'000	2007 HK$'000
Increase in fair value of derivative financial instruments	417	–
(Decrease) increase in fair value of financial assets designated at fair value through profit or loss	(669)	1,478
Decrease in fair value of investments held for trading	(5,403)	(83)
	(5,655)	1,395

6. **DEPRECIATION AND AMORTISATION**

During the period, depreciation and amortization of approximately HK$27,267,000 (HK$28,199,000 for the six months ended 30 September 2007) was charged to the consolidated income statement in respect of the Group's property, plant and equipment, prepaid lease payments and product development costs.

7. **TAXATION**

	Six months ended 30 September 2008 HK$'000	2007 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
Current	1,081	7,565
Taxation (recovery) in other jurisdictions	(357)	7,697
Taxation attributable to the Company and its subsidiaries	724	15,262

Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profit for the period.

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is computed based on the following data:

	Six months ended 30 September 2008	2007
Net profit for the period and profit for the purpose of basic and diluted earnings per share	**HK$10,359,000**	HK$91,341,000
Weighted average number of shares for the purpose of basic earnings per share	**789,241,999**	790,432,436
Effect of dilutive potential ordinary shares for the purpose of dilutive earnings per share – Share option	**42,410,925**	10,126,751
Weighted average number of ordinary shares for the purpose of dilutive earnings per share	**831,652,924**	800,559,187

9. INTERIM DIVIDEND

The directors have resolved not to pay an interim dividend for the year ending 31 March 2009 (Year ended 31 March 2008: HK4.80 cents per share).

10. PROPERTY, PLANT AND EQUIPMENT

	Six months ended 30 September 2008 *HK$'000*	2007 *HK$'000*
Net book value at beginning of year	**298,575**	305,842
Currency realignment	**(64)**	–
Additions	**22,647**	32,959
Depreciation	**(26,401)**	(28,199)
	294,757	310,602

11. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30 September 2008, debtors, deposits and prepayments includes trade debtors of HK$448,539,000 (31 March 2008: HK$192,803,000). The Group provides credit periods of up to 90 days, depending on the products sold, to its trade customers. The following is an aged analysis of accounts receivable at the reporting date:

	30/9/2008 (Unaudited) ***HK$'000***	31/3/2008 (Audited) *HK$'000*
0 – 30 days	**381,776**	103,982
31 – 60 days	**24,022**	38,261
61 – 90 days	**3,014**	17,269
Over 90 days	**39,727**	33,291
	448,539	192,803

12. CREDITORS AND ACCRUED CHARGES

At 30 September 2008, creditors and accrued charges includes trade creditors of HK$265,696,000 (31 March 2008: HK$101,584,000). The aged analysis of trade creditors at the balance sheet date is as follows:

	30/9/2008 (Unaudited) *HK$'000*	31/3/2008 (Audited) *HK$'000*
0 – 30 days	210,982	70,671
31 – 60 days	21,713	17,887
61 – 90 days	13,452	5,500
Over 90 days	19,549	7,526
	265,696	101,584

13. SHARE CAPITAL

	Number of shares	Issued and Fully paid Share capital *HK$'000*
Balance at 1 April 2008	790,378,828	316,151
Repurchase of shares	(2,245,000)	(898)
Balance at 30 September 2008	788,133,828	315,253

14. CAPITAL COMMITMENTS

	30/9/2008 *HK$'000*	31/3/2008 *HK$'000*
Contracted for but not provided in the consolidated financial statements in respect of: – capital expenditure for acquisition of property, plant and equipment	3,728	4,067

15. CONTINGENT LIABILITIES

There are no contingent liabilities on both dates 30 September 2008 and 31 March 2008.

16. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six months period.

17. COMPARATIVE FIGURES

Certain figures in the 2007/2008 interim financial statements have been reclassified to conform with the basis of presentation used in the current period.

BUSINESS REVIEW AND GROUP RESULTS

Electronic division

The first six months of the current fiscal year has proven to be a historically challenging time throughout the world. As a major manufacturer, we unfortunately have not been able to avoid the effects of the current economic turmoil. Our turnover decreased by 36% or $430M in the first six months of the current fiscal year compared with the last fiscal year. The primary cause of this decrease was a result of the financial instability which was triggered by the subprime mortgage in the United States in February 2008. Consequently, the credit market became tight and retailers took a conservative approach to purchasing goods from factories in the PRC. Most of our major customers in US and in Europe have curtailed their purchase programs or delayed shipments. Our decrease in turnover can also be attributed to the Group taking more cautionary measures to reduce selling to customers that did not have a strong credit rating to avoid potential bad debt losses. Although the reduction occurred across our major product categories, video products suffered the highest losses. Since the last fiscal year, we have begun phasing out opening price point (OPP) DVD products and we intend to replace them with higher-end products such as digital photo frames, iPod related products and portable DVD players. Due to declining consumer demands and other factors, we have only been able to replace some of the losses.

At the beginning of the fiscal year, small TFT screen panels and LCD panels' prices began to fall. We were hopeful that we could increase our sales in this category. However, the decline in panel prices did not provide any benefit to us, but rather contributed to a reduction in our gross profit margin. The primary reason for this is that panel prices were dropping faster than the lead time to deliver. By the time we received delivery, prices had fallen again and we were legally obligated to pay the higher cost at the original purchase order date. In order to retain our customers, we were forced to absorb the differences. From August onwards panel prices fell rapidly. Some of our major customers were demanding rebates immediately to reduce their inventory costs and the goods on order.

Our gross profit margin dropped by an average of 5%. Despite the unusual drop in small TFT screen prices, higher oil prices resulted in increased raw material costs in plastic resins. In addition, the costs of operating in PRC have increased as the new labor law in China has generally raised the average wage we paid to our workers and the Chinese RMB appreciated steadily. In a climate of declining consumer demands, we were unable to pass on the higher costs to our customers.

In spite of the above, we are pleased to report that our selling and distribution costs were reduced by 42% for the first six months of the current fiscal year as compared to the same period last year. Our administrative costs, which consist of mostly fixed overhead costs, had a moderate decrease of 1% in this fiscal period. Our finance costs incurred a 6% increase primarily due to a higher portion of our sales coming from domestic sales out of warehouses in both the US and Canada. In domestic sales, we finance inventory and accounts receivable, resulting in a longer sale cycle. As the economy worsens in the US, we see this trend as continuing as retailers are reluctant to purchase by container loads out of our factory.

Net profit attributable to shareholders reduced by 89% to $10M. While we are disappointed by the result, we must review this performance in the light of recent turmoil. Within our control, we have reduced selling, distribution and administrative expenses. We have taken steps to reduce our carrying of inventory compared with the same period last year and we have reduced our bank borrowing significantly since the last fiscal year.

Securities trading

The Group recorded a segment result of a loss of HK$5.4 million for the period.

PROSPECTS

All current economic forecasts point to a recession in the US and potentially around the globe. We are cautious about our prospect for the next 12 months and we have planned accordingly. With the current condition of falling component prices and lower operating costs in the PRC, we see opportunity to target some of our products and market them aggressively. We expect that growth in karaoke and musical instruments will continue in this fiscal year. Through our subsidiary, The Singing Machine Company, Inc., we plan to launch a new on-line store to sell karaoke machines, musical instruments, accessories, and downloadable music during the next half of the fiscal year. We anticipate this distribution method will have much higher gross margin.

We are working with Disney to create a new product lineup for spring 2009. We are enthusiastic that this will lift our sales. We have experienced some success in creating a new line of youth electronics with a major discount retailer in the US. We are planning an extension on this line to include the pre-school age group karaoke and musical instruments and these we expect to be available in the fall of 2009.

We have taken steps to cut our work force in the PRC and we plan to operate with a leaner overhead during these worsened economic conditions. Management is confident we have a viable strategy in place to combat the current adverse economic environment.

FINANCIAL POSITION

Liquidity and financial resources

On 30 September 2008 the Group had cash, deposits and marketable securities of $86 million (31 March 2008: $106 million). Net bank borrowings was 70% of shareholders' equity (31 March 2008: 45%). Cash was used to primarily finance the increase in inventory and account receivable leading up to the holiday selling season. The Group's net bank borrowings were substantially reduced as of November 2008 when cash was collected from the account receivable. As management is cautious about the current economic condition, inventory at 30 September 2008 was $103 million less than the same period in 2007. We will monitor our inventory closely in the next half of the fiscal year.

Trade receivable was $448 million at 30 September 2008 (31 March 2008: $193 million). The increase reflects the seasonality of the Group's trade pattern and we expect receivable will be reduced to the March 2008 level at the end of the current fiscal year.

Financing and capital structure

The Group finances its operations from retained earnings and short term bank borrowings. As at 30 September 2008 our banking facilities amounted to HK$1,478 million of which $620 million was utilized (31 March 2008: HK$475 million). All bank borrowings were denominated in Hong Kong dollars or US dollars at prevailing market rate. We plan that our bank borrowings will be further reduced in the next six months as we collect from receivable and sell our inventory.

The Group's transactions were mostly denominated in US dollars and HK dollars. Apart from the exposure to the Chinese RMB, we consider our exposure to exchange risk as minimal.

During a period of economic down turn, management will focus on reducing our borrowings and maintain cash reserve to fund our operation in the next half of this fiscal year.

STAFF

As at 30 September 2008, the Group had a total staff of 4,555 of which 4,446 were employed in the PRC for the Group's manufacturing and distribution business.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 September 2008, the interests and short positions of the directors or chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") to be notified to the Company and the Stock Exchange were as follows:

Name of director	Long position/ short position	Capacity	Number of shares held	Approximate percentage of shareholding
Executive directors:				
Lau Sak Hong, Philip	Long position	Beneficial owner	95,693,029	12.14%
		Interest of controlled corporation *(note a)*	3,165,277	0.40%
		Interest of controlled corporation *(note b)*	10,100,415	1.28%
		Held by trust *(note c)*	169,069,209	21.45%
			278,027,930	35.27%
Lau Sak Kai, Anthony	Long position	Beneficial owner	38,493,836	4.88%
		Interest of controlled corporation *(note a)*	3,165,277	0.40%
		Interest of controlled corporation *(note b)*	10,100,415	1.28%
			51,759,528	6.56%
Lau Sak Yuk, Andy	Long position	Beneficial owner	37,137,445	4.71%
		Interest of controlled corporation *(note a)*	3,165,277	0.40%
		Interest of controlled corporation *(note b)*	10,100,415	1.28%
			50,403,137	6.39%
Non-executive director:				
Hon Sheung Tin, Peter	Long position	Beneficial owner	206,769	0.03%
Independent non-executive director:				
Chuck Winston Calptor	Long position	Beneficial owner	770,000	0.10%

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is wholly and beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau's family").

(b) These shares are held by Wincard Management Services Limited, a company which is wholly and beneficially owned by the Lau's family.

(c) These shares are wholly and beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, as at 30 September 2008, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTIONS

Share options of the Company

The Company has a share option scheme which was approved and adopted at the special general meeting of the Company held on 12 September 2002 (the "Old Scheme") for a period of 5 years. The primary purpose is to provide incentives or rewards to participants for their contribution to the Group. Eligible participants of the Old Scheme included any employees, non-executive directors, suppliers of goods or services, customers, advisors or consultants and shareholders of any member of the Group.

The Old Scheme expired on 11 September 2007 and thereafter, no more option could be granted pursuant to the Old Scheme. In respect of the options already granted under the Old Scheme, the provisions shall remain in force. The movements during the year of the share options granted to certain employees of the Group pursuant to the Old Scheme were as follows:

		Number of share options		
Date of grant	Exercise price *HK$*	Outstanding as at 1.4.2008	Exercised during the year	Outstanding as at 30.9.2008
10.10.2003	0.86	3,000,000	–	3,000,000
02.11.2004	0.814	500,000	–	500,000
05.01.2006	0.89	12,000,000	–	12,000,000
13.11.2006	1.45	2,000,000	–	2,000,000
04.01.2007	1.66	220,000	–	220,000
01.02.2007	1.72	40,000	–	40,000
07.03.2007	1.93	3,000,000	–	3,000,000
		20,760,000	–	20,760,000

Notes:

(a) The above options were granted for an exercise period of five years from the date of grant of the options.

(b) No option was exercised, lapsed or cancelled during the period.

A new share option scheme (the "New Scheme") was approved and adopted at the special general meeting of the Company held on 15 January 2008 for a period of 10 years. The primary purpose is to recognise the contribution of participants and to recruit and retain high calibre employees and attract human resources that are valuable to the Group. Eligible participants of the New Scheme included any full time employees (including directors, whether executive or non-executive and whether independent or not), suppliers, consultants, agents and advisors of the Group.

The movements of the share options granted to certain employees of the Group pursuant to the New Scheme were as follows:

Date of grant	Exercise price *HK$*	Number of option shares outstanding at 1.4.2008	Number of option shares exercised during the period	Number of option shares at 30.9.2008
23.01.2008	1.042	150,000	-	150,000
28.01.2008	0.960	346,000	-	346,000
		496,000	-	496,000

No share options were granted to the directors of the Company pursuant to the New Scheme during the period.

Notes:

(a) The above options were granted for an exercise period of ten years from the date of grant of the options.

(b) No option was exercised, lapsed or cancelled during the period.

Share options of The Singing Machine Company, Inc. ("SMC"), a 52.52% owned subsidiary of the Company

The movements of the share options granted to certain employees of the Group pursuant to the SMC Scheme were as follows:

		Number of share options				
Date of grant	Exercise price	Outstanding as at 1.4.2008	Granted during the period	Exercised during the period	Forfeited during the period	Outstanding as at 30.9.2008
5 September 2000	2.04	36,150	-	-	(30,600)	5,550
11 September 2002	11.09	30,000	-	-	(30,000)	-
31 December 2002	9.00	89,140	-	-	(70,140)	19,000
7 March 2003	5.60	30,000	-	-	(30,000)	-
18 April 2003	7.20	10,000	-	-	(10,000)	-
19 December 2003	1.97	35,540	-	-	(21,860)	13,680
6 February 2004	1.54	46,500	-	-	(40,000)	6,500
26 February 2004	1.36	20,000	-	-	-	20,000
29 March 2004	1.20	20,000	-	-	-	20,000
26 April 2004	1.05	12,000	-	-	(12,000)	-
29 November 2004	0.75	60,000	-	-	(20,000)	40,000
1 December 2004	0.77	20,000	-	-	-	20,000
9 May 2005	0.60	182,000	-	-	(70,000)	112,000
6 June 2005	0.76	30,000	-	-	-	30,000
20 January 2006	0.34	30,000	-	-	(30,000)	-
31 March 2006	0.32	80,000	-	-	-	80,000
10 April 2006	0.33	336,485	-	-	(170,000)	166,485
31 March 2007	0.93	80,000	-	-	(20,000)	60,000
31 March 2008	0.45	120,000	-	-	-	120,000
		1,267,815	-	-	(554,600)	713,215

ARRANGEMENT TO PURCHASE SHARES OR DEBENTURES

Other than the share options as disclosed above, at no time during the six months ended 30 September 2008 was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2008, the following person, other than the interest disclosed above in respect of the directors, had interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholders' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

Name	Capacity	Number of ordinary shares in which interested	% of total issued shares
Lee Yu Chiang	Person having a security interest	42,140,878	5.33%
Deutsche Bank Aktiengesellschaft	Investment manager	79,013,494	10.02%

Save as mentioned above and in the section headed "Directors' Interests in Securities", as at 30 September 2008, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in shares of the Company.

CORPORATE GOVERNANCE

The Company has met the code provisions of the Code on Corporate Governance Practices ("the Code") as set out in the Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the six months ended 30 September 2008 except as below:

1. Pursuant to code provision A.2.1, the roles of chairman and chief executive officer of an issuer should be separated and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing. Mr. Philip Lau Sak Hong is currently the chairman and managing director of the Company. Having considered the current business operation and the size of the Group, the board of directors of the Company is of the view that Mr. Lau acting as both the chairman and managing director of the Company is acceptable and in the best interest of the Company. The Board will review this situation periodically.

2. The Company was incorporated in Bermuda and enacted by private act, the Starlight International Holdings Limited Company Act, 1989 of Bermuda (the "1989 Act"). Pursuant to section 3(e) of the 1989 Act, director holding office as executive chairman or managing director shall not be subject to retirement by rotation at each annual general meeting as provided in the bye-laws of the Company ("the Bye-laws"). As the Company is bound by the

provisions of the 1989 Act, the Bye-laws cannot be amended to fully reflect the requirements of the code provision A.4.2 which stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

To enhance good corporate governance practices, Mr. Philip Lau Sak Hong, the chairman and managing director of the Company has voluntarily retired from his directorship at annual general meeting of the Company at least once every three years in order for the Company to comply with the Code, provided that, being eligible for re-election, he may offer himself for re-election at the annual general meeting.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules, as the code of conduct regarding directors' securities transactions. Having made specific enquiry of all directors, they all confirmed that they have complied with the Model Code throughout the six months period ended 30 September 2008.

AUDIT COMMITTEE

The Company has established an audit committee comprising Messrs. Peter Hon Sheung Tin, Norman Ho Hau Chong and Chan Chak Chung. Terms of reference of the audit committee have been updated in compliance with the Code. The audit committee together with the management of the Company has reviewed the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including review of the interim report for the six months ended 30 September 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2008, the Company repurchased its shares on the Stock Exchange as follows:

Month	Number of Shares	Price per share Lowest	Highest	Aggregate Consideration
		HK$	*HK$*	*HK$*
September 2008	2,245,000	0.31	0.33	708,962.50

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was debited to accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

BOARD OF DIRECTORS

As at the date of this report, the Board of Directors comprises three executive directors, namely Mr. Lau Sak Hong, Philip, Mr. Lau Sak Kai, Anthony, Mr. Lau Sak Yuk, Andy and a non-executive director namely Mr. Hon Sheung Tin, Peter and three independent non-executive directors namely, Mr. Ho Hau Chong, Norman, Mr. Chan Chak Chung and Mr. Winston Calptor Chuck.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 19 December 2008

中期業務報告

2008/09



STARLITE

升岡國際有限公司

Starlight International Holdings Ltd

(於百慕達註冊成立的有限公司)

股份代號：485



STARLITE

集團使命

我們承諾透過為客戶提供創新優質的產品和服務，
建立高效率的企業架構，為股東及客戶創造價值，並且克盡良好
世界企業公民的責任，矢志成為全球領先的消費
電子產品商。

目 錄

公司資料

董事局

執行董事：

劉錫康
劉錫淇
劉錫澳

非執行董事：

韓相田

獨立非執行董事：

何厚鏘
陳澤仲
卓育賢

秘書

李業華

核數師

德勤 • 關黃陳方會計師行

審核委員會

韓相田
何厚鏘
陳澤仲

主要銀行

香港上海滙豐銀行有限公司
渣打銀行
恒生銀行有限公司
中國工商銀行(亞洲)有限公司

律師

韓潤燊律師事務所

香港股票過戶登記處

卓佳秘書商務有限公司

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
香港仔大道232號
城都工業大廈5樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

中期業績

升岡國際有限公司(「本公司」)董事局宣佈本公司及其附屬公司(「本集團」)截至二零零八年九月三十日止六個月之未經審核簡明綜合財務報表如下：

簡明綜合收益表

截至二零零八年九月三十日止六個月

	附註	截至九月三十日止六個月 2008 千港元 (未經審核)	2007 千港元 (未經審核)
營業額	3	767,424	1,197,351
銷售成本		(595,380)	(865,385)
毛利		172,044	331,966
其他收入	4	8,113	11,760
分銷成本		(97,116)	(167,316)
行政費用		(59,979)	(61,187)
衍生金融工具之公平價值(減少)增加淨額	5	(5,655)	1,395
應佔聯營公司溢利		1,175	1,253
融資成本		(10,988)	(10,368)
除税前溢利		7,594	107,503
税項	7	(724)	(15,262)
本期間淨溢利		6,870	92,241
下列人士應佔：			
本公司股東		10,359	91,341
少數股東權益		(3,489)	900
		6,870	92,241
每股盈利			
—基本	8	1.31港仙	11.6港仙
—攤薄	8	1.25港仙	11.4港仙
中期每股股息	9	—	4.8港仙

簡明綜合資產負債表

於二零零八年九月三十日

	附註	於 30.09.2008 千港元 (未經審核)	於 31.03.2008 千港元 (經審核)
資產及負債			
非流動資產			
投資物業		**108,652**	108,652
物業、廠房及設備	*10*	**294,757**	298,575
預付租賃款項		**64,369**	65,062
產品發展成本		**433**	607
商譽		**26,301**	27,671
應佔聯營公司權益		**9,747**	8,573
可供出售之投資		**24,045**	24,052
遞延税項資產		**7,542**	7,542
		535,846	540,734
流動資產			
存貨		**600,185**	543,606
應收賬項、按金及預付款項	*11*	**527,754**	269,025
預付租賃款項		**1,386**	1,386
應收聯營公司賬項		**2,941**	3,989
可收回税款		**5,262**	9,852
持作買賣之投資		**10,634**	20,381
衍生金融工具		**–**	120
指定為按公平價值計入損益之金融資產		**2,554**	8,149
銀行結存及現金		**72,999**	77,068
		1,223,715	933,576
流動負債			
應付賬款及應計費用	*12*	**373,456**	176,212
應付聯營公司賬項		**2,809**	2,809
衍生金融工具		**941**	518
應付税項		**17,327**	16,603
於一年內到期之貸款		**522,726**	430,160
銀行透支		**114**	8,171
		917,373	634,473

	附註	於 30.09.2008 千港元 (未經審核)	於 31.03.2008 千港元 (經審核)
流動資產淨值		306,342	299,103
總資產減流動負債		842,188	839,837
非流動負債			
於一年後到期之貸款		34,890	34,890
遞延税項負債		5,171	5,171
		40,061	40,061
資產淨值		802,127	799,776
股本及儲備			
股本	13	315,253	316,151
股份溢價及儲備		472,443	465,588
本公司股東應佔權益		787,696	781,739
上市附屬公司之購股權儲備		253	253
少數股東權益		14,178	17,784
總權益		802,127	799,776

簡明權益變動表

	股本	股份溢價	合併儲備	商譽儲備	投資重估儲備	其他物業重估儲備	換算儲備	購股權儲備	資本贖回儲備	累計溢利	本公司股權持有人應佔權益	一間上市附屬公司之購股權儲備	少數股東權益	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團														
於二零零七年三月三十一日	315,043	100,393	37,138	(3,688)	(59)	2,007	9,726	3,765	51,786	281,006	797,117	66	15,167	812,350
一間附屬公司之少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	(2,326)	(2,326)
換算海外業務產生之匯兌差異	-	-	-	-	-	-	(1,030)	-	-	-	(1,030)	-	1,579	549
因行使購股權發行之股份	1,264	2,038	-	-	-	-	-	-	-	-	3,302	-	-	3,302
本期溢利	-	-	-	-	-	-	-	-	-	91,341	91,341	-	900	92,241
於二零零七年九月三十日	316,307	102,431	37,138	(3,688)	(59)	2,007	8,696	3,765	51,786	372,347	890,730	66	15,320	906,116
收購一間附屬公司之額外權益	-	-	-	-	-	-	-	-	-	-	-	-	2,183	2,183
一間附屬公司之少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	626	626
被視為出售一間附屬公司之部份權益	-	-	-	-	-	-	-	-	-	-	-	-	(285)	(285)
換算海外業務產生之匯兌差異	-	-	-	-	-	-	883	-	-	-	883	-	-	883
可供出售投資之公平值減少	-	-	-	-	(23)	-	-	-	-	-	(23)	-	-	(23)
確認以權益結算以股份支付之付款	-	-	-	-	-	-	-	125	-	-	125	187	-	312
因行使購股權發行之股份	-	337	-	-	-	-	-	(337)	-	-	-	-	-	-
發行以股代息股份	1,910	6,860	-	-	-	-	-	-	-	(8,770)	-	-	-	-
購回股份	(2,066)	-	-	-	-	-	-	-	2,066	(7,704)	(7,704)	-	-	(7,704)
已付股息	-	-	-	-	-	-	-	-	-	(56,846)	(56,846)	-	-	(56,846)
期間溢利	-	-	-	-	-	-	-	-	-	(45,426)	(45,426)	-	(60)	(45,486)
於二零零八年三月三十一日	316,151	109,628	37,138	(3,688)	(82)	2,007	9,579	3,553	53,852	253,601	781,739	253	17,784	799,776
收購一間附屬公司之額外權益					-	-	-	-	-	-	-	-	282	282
一間附屬公司之少數股東注資	-	-	-	-	-	-	-	-	-	-	-	-	88	88
換算海外業務產生之匯兌差異	-	-	-	-	-	-	(3,693)	-	-	-	(3,693)	-	(487)	(4,180)
購回股份	(898)	-	-	-	-	-	-	-	898	(709)	(709)	-	-	(709)
期間溢利	-	-	-	-	-	-	-	-	-	10,359	10,359	-	(3,489)	6,870
於二零零八年九月三十日	315,253	109,628	37,138	(3,688)	(82)	2,007	5,886	3,553	54,750	263,251	787,696	253	14,178	802,127

簡明綜合現金流量表

截至二零零八年九月三十日止六個月

	截至九月三十日止六個月	
	2008	2007
	千港元	*千港元*
	(未經審核)	(未經審核)
營運活動所使用之現金淨額	**(56,500)**	(352,585)
投資活動所使用之現金淨額	**(23,309)**	(62,115)
融資活動之現金流入淨額	**83,797**	430,605
現金及現金等值之增加淨額	**3,988**	15,905
期初現金及現金等值金額	**68,897**	90,679
期終現金及現金等值金額	**72,885**	106,584
現金及現金等值金額之結餘分析		
銀行結餘及現金	**72,999**	106,584
銀行透支	**(114)**	-
	72,885	106,584

財務報告附註

截至二零零八年九月三十日止六個月

1. 編製基準

截至二零零八年九月三十日止六個月之簡明綜合中期財務報表乃按照香港會計準則(「香港會計準則」)第34號「中期財務申報」所編製。

2. 會計政策

所採用之會計政策與截至二零零八年三月三十一日止年度之年度財務報表所描述者一致。

下列詮釋必須於截至二零零八年四月一日開始之財政年度採用，但目前並不適用於本集團：

香港(國際財務報告詮釋委員會)－詮釋第12號	「服務讓步安排」
香港(國際財務報告詮釋委員會)－詮釋第14號	「香港會計政策第19號－界定福利資產之限制、最低資金要求及彼等之相互關係」

下列新準則、新準則之經修訂及詮釋於截至二零零八年四月一日開始之財政年度已頒佈但尚未生效，而本集團並無採用：

香港(國際財務報告詮釋委員會)－詮釋第13號	「客戶忠誠計劃」
香港(國際財務報告詮釋委員會)－詮釋第15號	「房地產建造協議」
香港(國際財務報告詮釋委員會)－詮釋第16號	「海外業務淨投資對沖」
香港會計準則第1號(經修訂)	「財務報表之呈列」
香港會計準則第23號(經修訂)	「借貸成本」
香港會計準則第27號(經修訂)	「綜合及獨立財務報表」
香港會計準則第32號及第1號(修訂本)	「可沽售金融工具於清盤時產生之責任」
香港會計準則第39號及香港財務報告準則第7號(修訂本)	「金融資產重新分類」
香港財務報告準則第2號(修訂本)	「以股份為基礎之付款之歸屬條件及註銷」
香港財務報告準則第1號及香港會計準則第27號(經修訂)	「投資一間附屬公司、共同控制實體或聯營公司之成本」
香港財務報告準則第3號(經修訂)	「業務合併」
香港財務報告準則第8號	「經營分部」

3. **分類資料**

業務分佈

本集團由兩個分部組成，分別是電子產品設計、製造及銷售及證券買賣。該等分部乃本集團報告其主要分類資料之基準。

主要業務如下:

截至二零零八年九月三十日止六個月

	電子產品設計、製造及銷售 *千港元*	**證券買賣** *千港元*	**合計** *千港元*
營業額	767,424	–	767,424
分部業績	22,428	(5,386)	17,042
利息收入			365
應佔聯營公司溢利			1,175
融資成本			(10,988)
除税前溢利			7,594
税項			(724)
本期間溢利			6,870

截至二零零七年九月三十日止六個月

	電子產品設計、製造及銷售 *千港元*	證券買賣 *千港元*	合計 *千港元*
營業額	1,197,351	–	1,197,351
分部業績	115,556	785	116,341
利息收入			277
應佔聯營公司溢利			1,253
融資成本			(10,368)
除税前溢利			107,503
税項			(15,262)
本期間溢利			92,241

4. 其他收入

	截至九月三十日止六個月 2008 千港元	2007 千港元
其他收入包括下列各項：		
佣金收入	**1,191**	3,126
匯兌收益淨值	**596**	2,649
投資收入	**1,173**	1,407
租金收入	**2,334**	1,717
雜項收入	**2,819**	2,861
	8,113	11,760

5. 衍生金融工具之公平價值（減少）增加淨額

	截至九月三十日止六個月 2008 千港元	2007 千港元
衍生金融工具之公平價值增加	**417**	–
指定為按公平價值計入損益之金融資產之公平價值（減少）增加	**(669)**	1,478
持有作買賣之投資之公平價值減少	**(5,403)**	(83)
	(5,655)	1,395

6. 折舊及攤銷

於本期間，本集團就名下物業、廠房及設備、預付租賃款項及產品開發成本於綜合收益表內扣除約27,267,000港元（截至二零零七年九月三十日止六個月：28,199,000港元）之折舊及攤銷。

7. 稅項

	截至九月三十日止六個月 2008 千港元	2007 千港元
稅項支出包括：		
香港利得稅		
本期間之稅項	**1,081**	7,565
其他司法區之稅項（退稅）	**(357)**	7,697
本公司及其附屬公司應佔稅項	**724**	15,262

香港利得稅乃根據本期間之估計應課稅溢利按稅率16.5%（二零零七年：17.5%）計算。

其他司法區之稅項乃按個別司法區之現行稅率計算。

8. 每股盈利

每股之基本及攤薄盈利乃根據以下資料計算：

	截至九月三十日止六個月	
	2008	2007
本期間淨溢利及為計算每股基本及攤薄盈利之溢利	10,359,000港元	91,341,000港元
為計算每股基本盈利之加權平均股份數目	789,241,999	790,432,436
為計算購股權具攤薄作用潛在股份之影響	42,410,925	10,126,751
為計算每股攤薄盈利之加權平均普通股份數目	831,652,924	800,559,187

9. 中期股息

董事局議決不派發截至二零零九年三月三十一日止年度之中期股息（截至二零零八年三月三十一日止年度：每股4.80港仙）。

10. 物業、廠房及設備

	截至九月三十日止六個月	
	2008	2007
	千港元	千港元
於年度初期賬面淨值	298,575	305,842
匯兌調整	(64)	-
添置	22,647	32,959
折舊	(26,401)	(28,199)
	294,757	310,602

11. 應收賬項、按金及預付款項

於二零零八年九月三十日，應收賬項、按金及預付款項中包括貿易賬項448,539,000港元（二零零八年三月三十一日：192,803,000港元）。本集團給予貿易客戶之信貸賬期最長為90日，視乎所出售產品而定。本集團之應收貿易賬款之賬齡分析如下：

	30/9/2008	31/3/2008
	（未經審核）	（經審核）
	千港元	千港元
0 – 30日	381,776	103,982
31 – 60日	24,022	38,261
61 – 90日	3,014	17,269
超過90日	39,727	33,291
	448,539	192,803

12. 應付賬款及應計費用

於二零零八年九月三十日，應付賬項及應計費用包括貿易賬款265,696,000港元（二零零八年三月三十一日：101,584,000港元）。於結算日應付貿易賬款之賬齡分析如下：

	30/9/2008 （未經審核） 千港元	31/3/2008 （經審核） 千港元
0 – 30日	210,982	70,671
31 – 60日	21,713	17,887
61 – 90日	13,452	5,500
超過90日	19,549	7,526
	265,696	101,584

13. 股本

	股份數目	已發行及 繳足股本 千港元
於二零零八年四月一日結餘	790,378,828	316,151
購回股份	(2,245,000)	(898)
於二零零八年九月三十日結餘	788,133,828	315,253

14. 資本承擔

	30/9/2008 千港元	31/3/2008 千港元
有關下列各項之已簽約但未在綜合財務報告內撥備：		
－收購物業、廠房及設備之資本費用	3,728	4,067

15. 或然負債

本集團於二零零八年九月三十日及二零零八年三月三十一日，並沒有或然負債。

16. 關連人士交易

本集團於本六個月期間內並無進行重要之關連人士交易。

17. 比較數字

於二零零七／二零零八年度中期報表內之若干數字已重新分類以與本期間所採用之編製基準相一致。

業務回顧及集團業績

電子生產業務

本財政年度首六個月，全球經歷歷史性的挑戰。作為一間主要製造商，我們無法幸免遭受目前經濟混亂之影響。我公司營業額較上個財政年度首六個月比較降幅達36%或減少4.3億港元。此項減少主要是由於美國在二零零八年二月次級按揭危機引發的金融海嘯所致。隨後，信貸市場緊縮及零售商從中國之工廠購買產品時持保守態度。我們大多數美國及歐洲主要客戶減少購買量或延期付運。營業額之減少亦由於本集團採取審慎態度，減少銷貨予信用等級不高之客戶，以避免潛在壞賬虧損。儘管我們的主要產品類別均錄得營業額減少，惟影視產品面臨最高虧損。自上個財政年度以來，我們已開始逐步取消入門價(OPP)之DVD產品，並擬代之以高端之產品(如數碼相框、iPod相關產品及手提式DVD機)。由於消費需求之減少及其他因素，我們僅可彌補部份虧損。

於本財政年度初，小型TFT屏幕面板及LCD面板開始降價。我們認為該類別之銷售有望增加。然而，面板價格降低並未為我們帶來任何實益，但卻減少我們的毛利率。主要由於面板價格下降速度較訂貨至收貨之運輸時間為快。我們收貨時，價格再次下降，而我們已根據法律責任支付原訂單日期之較高成本。為了挽留客戶，我們被迫吸納有關差價。自八月開始面板價格迅速下降。我們若干主要客戶要求即時給予產品折扣以減少彼等之存貨成本及訂單數目。

我們的毛利率平均跌幅達5%。儘管小型TFT屏幕面板之價格不尋常下降，較高石油價格導致塑膠樹脂成本增加。此外，由於中國新勞動法增加我們支付予員工之平均工資及人民幣穩定升值，導致於中國之經營成本增加。消費需求之減少使我們無法將較高成本轉嫁予客戶。

儘管如此，我們欣然呈報，本財政年度首六個月之分銷成本較去年同期減少42%。於本財政期間，我們的行政開支主要包括固定管理開支適度減少1%。我們的融資成本增加6%，主要由於我們較大的銷售額來自美國及加拿大之內銷。因內銷的生意而延長了銷售循環，我們有需要為存貨及應收款項籌措資金。由於美國經濟惡化，零售商不願從我們工廠購買整貨櫃貨物，相信有關趨勢將會持續。

本公司股東應佔溢利減少89%至1千萬港元。我們對此結果感到失望，有鑑於近期之經濟混亂，我們須檢討有關表現。在我們的控制下，我們已減少銷售、分銷及行政開支。較去年同期，我們已採取措施將存貨減少及自上個財政年度銀行借貸已大幅減少。

證券交易

於本期間，本集團錄得分部業績虧損5,400,000港元。

前景

目前所有經濟狀況預測均顯示美國經濟衰退，並且有可能蔓延至全球。我們對於未來十二個月之前景持審慎態度，而我們已據此制訂計劃。憑藉零件價格回落及於中國之較低經營成本，就這機會我們定位若干產品及市場積極進行推廣。我們預計卡拉OK及樂器業務將於本財政年度持續增長。透過我們的附屬公司Singing Machine Company, Inc.，我們計劃於下半個財政年度成立一間新的網上商店，銷售卡拉OK機、樂器、配件及可供下載之音樂。預計此等分銷方法將提高毛利率。

我們與迪士尼合作推出二零零九年春季新產品系列。我們堅信此舉將增加我們的銷售額。憑藉我們過去與美國之主要折扣零售商合作，推出新的少年電子產品系列之成功經驗，我們計劃拓展此類產品至學前年齡段卡拉OK及樂器，預計將於二零零九年秋季推出。

我們已採取措施削減我們於中國之人手，並在當前惡劣經濟條件下，計劃減省開支。管理層堅信，我們有切實可行的策略抗衡目前之不利經濟環境。

財務狀況

流動資金及財務資源

於二零零八年九月三十日，本集團之現金、存款及有價證券為86,000,000港元（二零零八年三月三十一日：106,000,000港元）。銀行借貸淨額為股東權益之70%（二零零八年三月三十一日：45%）。現金主要用於增加存貨及應收賬款融資以於假期銷售旺季搶占先機。由於在二零零八年十一月收回應收賬款，本集團之銀行借貸淨額大幅減少。管理層對目前經濟狀況持審慎態度，於二零零八年九月三十日之存貨為103,000,000港元，較二零零七年同期為少。我們將於下半個財政年度密切監管我們的存貨。

於二零零八年九月三十日，應收貿易賬項為448,000,000港元(二零零八年三月一日：193,000,000港元)。此項增加反映本集團貿易模式之季節性，我們預計應收款項將於下半個財政年度減少至二零零八年三月之水平。

財務及資本架構

本集團以保留溢利及短期銀行借貸作為營運資本。於二零零八年九月三十日，我們的銀行借貸為1,478,000,000港元，其中620,000,000港元已動用(二零零八年三月三十一日：475,000,000港元)。所有銀行借貸以港元或美元之現行市場利率計值。由於收回應收賬款及銷售存貨，我們計劃於未來六個月進一步減少銀行借貸。

本集團絕大部份交易以港元及美元計值：除來自人民幣所面臨之匯兑風險外，我們認為我們的匯兑風險甚微。

本期間經濟低迷，管理層將於下半個財政年度專注於減少借貸及保持現金儲備以撥付我們的營運。

員工

於二零零八年九月三十日，本集團擁有員工共4,555人，其中4,446人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、優先認股權計劃、在職訓練及訓練資助。

董事之證券權益

截至2008年9月30日，(a)根據證券及期貨條例(「證券及期貨條例」)第XV部第7及8分部之規定須知會本公司及聯交所(包括根據證券及期貨條例之定義，他們持有或被視為持有權益或淡倉)；或(b)根據證券及期貨條例第352條須記錄於本公司根據該條例而設之登記冊，或(c)根據聯交所證券上市規則(「上市規則」)之上市公司董事進行證券交易的標準守則(「標準守則」)另行通知本公司及聯交所，本公司各董事或主要行政人員於本公司及聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中之權益及淡倉如下：

董事姓名	長倉／淡倉	身份	持股數目	持股概約百分比
執行董事：				
劉錫康	長倉	實益擁有人	95,693,029	12.14%
		擁有被控股公司之權益 *(附註a)*	3,165,277	0.40%
		擁有被控股公司之權益 *(附註b)*	10,100,415	1.28%
		信託基金持有 *(附註c)*	169,069,209	21.45%
			278,027,930	35.27%
劉錫淇	長倉	實益擁有人	38,493,836	4.88%
		擁有被控股公司之權益 *(附註a)*	3,165,277	0.40%
		擁有被控股公司之權益 *(附註b)*	10,100,415	1.28%
			51,759,528	6.56%
劉錫澳	長倉	實益擁有人	37,137,445	4.71%
		擁有被控股公司之權益 *(附註a)*	3,165,277	0.40%
		擁有被控股公司之權益 *(附註b)*	10,100,415	1.28%
			50,403,137	6.39%
非執行董事：				
韓相田	長倉	實益擁有人	206,769	0.03%
獨立非執行董事：				
卓育賢	長倉	實益擁有人	770,000	0.10%

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳(連同其他家族成員簡稱「劉氏家族」)全資實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族全資實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接全資實益擁有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，於2008年9月30日並未有任何董事或主要行政人員於本公司或其聯繫公司(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有依據證券及期貨條例第XV部7及8分部規定須知會本公司及聯交所；或須記錄於本公司根據證券及期貨條例第352條須予存置之登記冊或根據標準守則須知會本公司及聯交所之權益。

購股權

本公司之購股權

本公司於2002年9月12日舉行之股東特別大會上通過採用為期5年之購股權計劃(「舊計劃」)。主要目的在於鼓勵及獎勵參與者對本集團作出之貢獻。可參與該舊計劃人士包括員工、非執行董事、商品或服務供應商、顧客、諮詢人或顧問以及集團公司股東。

舊計劃已於2007年9月11日屆滿，其後，再不可根據舊計劃授出購股權。就根據舊計劃已授出之購股權而言，有關條文將仍然有效。根據舊計劃已授予本集團若干僱員之購股權於本年度內之變動情況如下：

		購股權數目		
授予日期	**行使價** *港元*	**於2008年4月1日尚未行使**	**本年度內行使**	**於2008年9月30日尚未行使**
10.10.2003	0.86	3,000,000	–	3,000,000
02.11.2004	0.814	500,000	–	500,000
05.01.2006	0.89	12,000,000	–	12,000,000
13.11.2006	1.45	2,000,000	–	2,000,000
04.01.2007	1.66	220,000	–	220,000
01.02.2007	1.72	40,000	–	40,000
07.03.2007	1.93	3,000,000	–	3,000,000
		20,760,000	–	20,760,000

附註：

(a) 以上購股權由授出日起5年內行使。

(b) 本期間並無購股權獲行使、失效或取消。

本公司於2008年1月15日舉行之股東特別大會上通過採用為期10年之新購股權計劃(「新計劃」)。主要目的在於表揚參與者之貢獻、招攬及挽留優秀僱員及吸引對本集團具有重要價值之人力資源。新計劃之合資格參與者包括本集團之全職僱員(包括董事，不論執行或非執行及不論獨立或非獨立)、供應商、諮詢人、代理及顧問。

根據新計劃已授予本集團若干僱員之購股權變動情況如下：

授予日期	行使價 *港元*	於2008年4月1日 尚未行使之 購股權數目	於期內行使之 購股權數目	於2008年 9月30日 之購股權數目
23.01.2008	1.042	150,000	–	150,000
28.01.2008	0.960	346,000	–	346,000
		496,000	–	496,000

本期間內，並無根據新計劃授出購股權予本公司董事。

附註：

(a) 以上購股權由授出日起10年內行使。

(b) 本期間並無購股權獲行使、失效或取消。

The Singing Machine Company, Inc.(「SMC」，本公司持有52.52%權益之附屬公司)之購股權

根據SMC計劃已授予本集團若干僱員之購股權之變動載列如下：

		購股權數目				
授出日期	行使價	於2008年4月1日尚未行使	期內已授出	期內已行使	期內已沒收	於2008年9月30日尚未行使
2000年9月5日	2.04	36,150	-	-	(30,600)	5,550
2002年9月11日	11.09	30,000	-	-	(30,000)	-
2002年12月31日	9.00	89,140	-	-	(70,140)	19,000
2003年3月7日	5.60	30,000	-	-	(30,000)	-
2003年4月18日	7.20	10,000	-	-	(10,000)	-
2003年12月19日	1.97	35,540	-	-	(21,860)	13,680
2004年2月6日	1.54	46,500	-	-	(40,000)	6,500
2004年2月26日	1.36	20,000	-	-	-	20,000
2004年3月29日	1.20	20,000	-	-	-	20,000
2004年4月26日	1.05	12,000	-	-	(12,000)	-
2004年11月29日	0.75	60,000	-	-	(20,000)	40,000
2004年12月1日	0.77	20,000	-	-	-	20,000
2005年5月9日	0.60	182,000	-	-	(70,000)	112,000
2005年6月6日	0.76	30,000	-	-	-	30,000
2006年1月20日	0.34	30,000	-	-	(30,000)	-
2006年3月31日	0.32	80,000	-	-	-	80,000
2006年4月10日	0.33	336,485	-	-	(170,000)	166,485
2007年3月31日	0.93	80,000	-	-	(20,000)	60,000
2008年3月31日	0.45	120,000	-	-	-	120,000
		1,267,815	-	-	(554,600)	713,215

購買股份或債券之安排

除上文披露之購股權外，本公司或其任何附屬公司於二零零八年九月三十日止六個月之期間內概無參與任何安排，使本公司董事能藉此認購本公司或其他任何法人團體之股份或債券而獲得利益。

主要股東

於2008年9月30日，以下人士(除上述披露有關董事所持之權益外)持有本公司股份及相關股份百分之五或以上之股份權益，並已知會本公司及記錄於本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊內：

姓名	身份	持有普通股份數目	佔已發行股本之百分比
李裕章	持有保證權益的人	42,140,878	5.33%
Deutsche Bank Aktiengesellschaft	投資經理	79,013,494	10.02%

除上述及「董事之證券權益」所述者外，於2008年9月30日，本公司根據《證券及期貨條例》第336條須予備存之登記冊中，並無記錄其他人士在本公司之股份中擁有任何權益或淡倉。

企業管治

截至二零零八年九月三十日止六個月內，本公司一直遵守香港聯合交易所有限公司上市規則附錄14所載之企業管治常規守則(「守則」)，惟下列除外：

1. 根據守則第A.2.1條，主席及行政總裁之職責須獨立分開，且不應由同一名人士出任。主席及行政總裁之職責須分別清楚訂明並以書面形式呈列。劉錫康先生現時出任本公司之主席兼行政總裁。鑒於目前商業運作情況與本集團之規模，董事局相信，由劉錫康先生出任本集團之主席及行政總裁乃可以接受及符合本集團之最佳利益。董事局將定期討論此情況。

2. 本公司根據私人法一九八九年百慕達升岡國際有限公司法(「一九八九年法」)於百慕達註冊成立。根據一九八九年法第3(e)節，擔任執行董事或董事總經理之董事毋須根據本公司之公司細則(「公司細則」)規定於各股東週年大會上輪值告退。由於本公

司受一九八九年法之條文規限，公司細則不得作出修訂以全面遵守細則第A.4.2條有關各董事(包括制定任期之董事)須最少每三年輪值告退一次之規定。

為加強良好之企業管治常規，本公司主席兼董事總經理劉錫康先生已自願於本公司股東週年大會上每三年輪值告退一次，使本公司遵守守則之規定，惟其有權並願意於股東週年大會上膺選連任。

董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則(「標準守則」)，規管董事進行之證券交易。經作出具體查詢後，所有董事確認彼等於截至二零零八年九月三十日止六個月內一直遵守標準守則所規定之準則。

審核委員會

本公司已經成立審核委員會包括韓相田先生，何厚鏘先生及陳澤仲先生。審核委員會之職權範圍已予以更新以符合守則。本公司審核委員會與管理人員已審閱本集團所採納之會計政策及實務與及討論審計，內部監控及財務報告等事項包括截至二零零八年九月三十日六個月止之中期報告。

購買、出售或贖回本公司之上市證券

於截至二零零八年九月三十日止六個月，本公司自聯交所購回其股份如下：

月份	股份數目	每股價格 最低 *港元*	 最高 *港元*	合共代價 *港元*
二零零八年九月	2,245,000	0.31	0.33	708,962.50

上述股份於購回時已獲註銷，因此，本公司之已發行股本已減去該等股份之面值。購回溢價計入累計溢利。與已註銷股份面值相等之款項自累計溢利轉撥至資本贖回儲備。

於期內，本公司附屬公司並無購買、出售或贖回本公司之上市證券。

董事局

於本報告日期，董事局成員包括三名執行董事，分別為劉錫康先生、劉錫淇先生及劉錫澳先生；一名非執行董事韓相田先生及三名獨立非執行董事，分別為何厚鏘先生、陳澤仲先生及卓育賢先生。

承董事局命
劉錫康
主席

香港，二零零八年十二月十九日

END